Exhibit 99.1

Sinovac Announces that Government Investigation Rules Out Healive's Role in Child's Death
- Autopsy Results Show the Death was Caused by Myocarditis -

BEIJING, Dec. 31 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Alternext US: SVA), a leading provider of vaccines in China, today provided an update regarding the suspension of the Company's inactivated hepatitis A vaccine Healive®, following a report of the death of a minor in the Fengtai District in the City of Beijing on November 27, 2008. The Company learnt from authorities that according to the autopsy results, the death was caused by myocarditis, an inflammation of the muscular part of the heart generally due to a viral or bacterial infection. It may cause chest pain, rapid signs of heart failure, or sudden death. The administration of Healive was not a factor.

Mr. Xiaofeng Liang, director of National Planed Immunization Center of China CDC, stated, "All vaccines available on the Chinese market are considered safe products as they are produced and inspected through strict processes. It is impossible to cause disease by vaccinating with inactivated vaccines."

Mr. Weidong Yin, Chairman, President and CEO of Sinovac Biotech Ltd., commented, "Although the autopsy results showed that the death of the minor was not related to the administration of our vaccine, we are sorry for the family's loss. We are confident about the safety profile of Healive as supported by the clinical trials and the track record of vaccine administration following launch in 2002. Since vaccination has proven to be the most effective and successful approach to preventing diseases, we continue to supply our high quality vaccines in order to improve public health and maximize shareholder value."

As previously disclosed, the Health Services Bureau of Fengtai District in the City of Beijing suspended the use of 83 doses of inactivated hepatitis A vaccine Healive® following a report of the death of a minor in the Fengtai District on November 27, 2008, which coincided with the administration of the vaccine two days prior.

Classification of Adverse Events Following Immunization (AEFI)

According to WHO, five types of adverse events may occur following the administration of a preventative vaccine including: vaccine reaction, programme error, coincidental event, injection reaction and unknown. A coincidental event is the event that happens after immunization but is not caused by the vaccine.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine.

Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com ..

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com
                jmccargo@theruthgroup.com